INTERNATIONAL GROWTH FUND 11/30/00

Sub-Item 77C:

(a) The registrant held a special meeting of shareholders on Monday, September 11, 2000.

(b) Omitted pursuant to Instruction 2 of Sub-Item 77C.

(c) Proposal 1(a) from the registrant's definitive proxy statement filed electronically with the Commission on July 24, 2000 (Accession No. 0000069405-00-000008) is incorporated herein by reference in response to this sub-item. The results of shareholder voting on Proposal 1(a) under the caption "Results of Shareowner Meeting" from the registrant's November 30, 2000 annual report to shareholders filed electronically with the Commission on January 16, 2001 (Accession No. 0000893660-01-000001) are also incorporated herein by reference in response to this sub-item.

(d) None.